UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces its First Oil and Gas Discovery in Ecuador

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ITS FIRST OIL AND GAS DISCOVERY IN ECUADOR

Quito, Ecuador – January 24, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announced its first hydrocarbon discovery in the Perico block (GeoPark non-operated, 50% WI) in the Oriente basin in Ecuador.

The Jandaya 1 exploration well was drilled and completed to a total depth of 10,975 feet where a total of 70-80 feet vertical depth of potential hydrocarbon bearing reservoir was encountered in three formations, with the Hollin formation as the main target.

To date, the operator has carried out production tests in the lower Hollin formation, showing a production rate of 750 barrels of oil per day of 28 degrees API and 0.8 million standard cubic feet per day of gas, for a combined 890 barrels of oil equivalent per day with a 8% water cut, after five days of testing. The complete testing program is underway, and the operator plans to start production tests in the upper Hollin formation in the upcoming days. Additional testing and production history will be required to determine stabilized flow rates of the well and the extent of the reservoir.

Oil production from Jandaya 1 is already being delivered to a nearby access point on Ecuador’s main pipeline system for sale to export markets.

GeoPark and its partner Frontera Energy Corporation are currently evaluating subsequent activities in the Jandaya field, including a potential development plan.

The drilling rig in the Perico block is currently moving to the Tui exploration prospect, located 6 km south of the Jandaya 1 well, to be spudded in February 2022. Tui also has the Hollin formation as its main objective (an analogue of Jandaya).

Further exploration activities are budgeted to continue in Ecuador during 2022 in the Espejo Block (GeoPark operated, 50% WI) with the acquisition of 60 sq km of 3D seismic to be followed by the drilling of a first exploration well in the block, expected to spud in 2H2022.

The Espejo and Perico blocks are attractive, low-risk exploration blocks located in Sucumbios Province in the Oriente basin in north-eastern Ecuador. The blocks are adjacent to multiple discoveries and producing fields and have access to existing infrastructure with spare capacity and a well-developed service industry.

These activities are part of GeoPark’s self-funded 2022 capital expenditures program of $160-180 million, that aims to drill 40-48 gross wells, including an extensive exploration drilling program which targets high-potential, short-cycle and near-field projects on big proven acreage next to GeoPark’s core Llanos 34 block (GeoPark operated, 45% WI) in Colombia plus other exploration targets in Colombia and Ecuador.1

James F. Park, Chief Executive Officer of GeoPark, said: “Congratulations and thanks to GeoPark’s oil finding team for opening up another new exciting region of opportunity for expansion and growth. Risk-managed, short-cycle exploration has been the backbone of GeoPark’s successful track record and 75% of our current production comes from reserves which have been discovered by our G&G team. Historically, over the last 20 years, our team has an over 75% drilling success rate. This new discovery in Ecuador - which is already on production and being marketed - is the first exploration success of our very active 2022 work program which includes 15-20 exploration wells - none of which are factored into our production targets for the year.”

________________

1 Please refer to the release published on November 10, 2021 for further details.

For further information, please contact:

INVESTORS:

Stacy Steimel                                     ssteimel@geo-park.com

Shareholder Value Director

T: +562 2242 9600

Miguel Bello                                       mbello@geo-park.com

Market Access Director

T: +562 2242 9600

Diego Gully                                        dgully@geo-park.com

Investor Relations Director

T: +5411 4312 9400

MEDIA:

Communications Department            communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations regarding various matters, including the expected production rates, production growth, expected schedule or development plan, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan and work program and investment guidelines. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 24, 2022